[LETTERHEAD OF BENEFICIAL BANCORP, INC.]

January 12, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Beneficial Bancorp, Inc. Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-198282)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) authorize the withdrawal of Post-Effective Amendment No. 1 to its Registration Statement on Form S-1 (SEC File No. 333-198282) (the “Post-Effective Amendment”). The Post-Effective Amendment was originally filed with the Commission on November 24, 2014. The Registrant is requesting the withdrawal of the Post-Effective Amendment because it has elected not to proceed with a firm commitment underwritten offering in connection with its pending second step conversion.

We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission. If you have any questions regarding this request, please contact Stephen F. Donahoe of Kilpatrick Townsend & Stockton LLP, legal counsel for the Registrant, at 202.508.5818.

Sincerely,

BENEFICIAL BANCORP, INC.

/s/ Thomas D. Cestare

Thomas D. Cestare

Executive Vice President and

Chief Financial Officer

cc:	Jonathan Gottlieb, U.S. Securities and Exchange Commission

Gerard P. Cuddy, Beneficial Bancorp, Inc.

Gary R. Bronstein, Kilpatrick Townsend & Stockton LLP

Scott A. Brown, Kilpatrick Townsend & Stockton LLP